TransFirst Inc.

1393 Veterans Memorial Highway, Suite 307S

Hauppauge, New York 11788

November 12, 2014

VIA EDGAR AND FEDEX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mara L. Ransom, Assistant Director

Jennifer López, Staff Attorney

Lilyanna Peyser, Special Counsel

Re:	TransFirst Inc. – Application for Withdrawal of Registration Statement on Form S-1 (File No. 333-197718)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), TransFirst Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest possible practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-197718), together with all amendments and exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on July 30, 2014.

The Company has determined not to pursue the initial public offering to which the Registration Statement relates, since it entered into an agreement and plan of merger with Tyche Holdings, LLC, which transaction closed on November 12, 2014. The Company confirms that no securities have been sold pursuant to the Registration Statement.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement; however, the Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements the Company may file with the Commission.

The Company hereby requests an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible. Please provide a copy of the order granting withdrawal of the Registration Statement to the undersigned at TransFirst Inc., 5400 LBJ Freeway, Suite 900, Dallas, Texas 75240, facsimile number (214) 453-7788, with a copy to the Company’s counsel, Ropes & Gray LLP, Attention: Carl P. Marcellino, 1211 Avenue of the Americas, New York, New York 10036, facsimile number (646) 728-1523.

If you have any questions or comments or require further information regarding this application of withdrawal of the Registration Statement, please do not hesitate to call or email Carl P. Marcellino at (212) 841-0623 or carl.marcellino@ropesgray.com.

Sincerely,

TransFirst Inc.

/s/ John Shlonsky
Name:	John Shlonsky
Title:	President and Chief Executive Officer